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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 11)*
Zebra Technologies Corporation

(Name of Issuer)
Class A Common Stock, par value $.01 per share

(Title of Class of Securities)
989 207 10 5
(CUSIP Number)
October 28, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989 207 10 5	13G	Page 2 of 7 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Gerhard Cless

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
510,537

		6.	SHARED VOTING POWER
35,000

		7.	SOLE DISPOSITIVE POWER
510,537

		8.	SHARED DISPOSITIVE POWER
35,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,537

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.0%

12.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 pages

CUSIP No. 989 207 10 5	13G	Page 3 of 7 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Ruth I. Cless

2.	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP*	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER
1,618,511

		6.	SHARED VOTING POWER
35,000

		7.	SOLE DISPOSITIVE POWER
1,618,511

		8.	SHARED DISPOSITIVE POWER
35,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,653,511

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.0%

12.	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 7 pages

Item 1(a).    Name of Issuer:

        Zebra Technologies Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

  333 Corporate Woods Parkway
  Vernon Hills, Illinois 60061

Item 2(a).    Name of Person Filing:

        Gerhard Cless and Ruth I. Cless

Item 2(b).    Address of Principal Business Office or, if None, Residence:

  333 Corporate Woods Parkway
  Vernon Hills, Illinois 60061

Item 2(c).    Citizenship:

        Gerhard Cless and Ruth I. Cless, Germany

Item 2(d).    Title of Class of Securities:

        Class A Common Stock, par value $0.01 per share

Item 2(e).    CUSIP Number:

        989 207 10 5

Item 3.    Type of Person.

        Not Applicable

Page 4 of 7 pages

Item 4.    Ownership.

        (a) Amount Beneficially Owned:

    2,164,048(1)(2)(3)

        (b) Percent of Class:

    7.8%

        (c) Number of shares as to which person has:

    (i)
    sole power to vote or to direct the vote: 2,129,048(4)(5)

    (ii)
    shared power to vote or to direct the vote: 35,000(6)

    (iii)
    sole power to dispose or to direct the disposition of: 2,129,048(4)(5)

    (iv)
    shared power to dispose or to direct the disposition of: 35,000(6)

(1)    Includes (i) 510,537 shares that Mr. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer and (ii) 505,736 shares that Mrs. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer.

(2)    Also includes 1,112,775 shares that GRATs, of which Mr. Cless is the beneficiary and Mrs. Cless is the trustee (the "GRATs"), have the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer.

(3)    Also includes 35,000 shares held by a foundation (the "Foundation") of which each of Mr. Cless and Mrs. Cless is one of six directors.

(4)    Each person named in footnote 1 above has sole and exclusive power to vote or dispose of the shares attributed to such person. This Schedule 13G is filed on behalf of the persons named in Item 2(a) hereof because such persons could be deemed to be a group. Notwithstanding any such characterization, each such person disclaims beneficial ownership of the securities owned by all other persons named in this Schedule 13G.

(5)    Mrs. Cless disclaims beneficial ownership of the 1,112,775 shares held by the GRATs. Mrs. Cless has sole power to direct the vote and the disposition of such shares.

(6)    Mr. Cless and Mrs. Cless disclaim beneficial ownership of the 35,000 shares held by the Foundation. Mr. Cless and Mrs. Cless share the power to direct the vote and the disposition of such shares with four other directors of the Foundation.

Page 5 of 7 pages

Item 5.    Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable

Item 8.    Identification and Classification of Members of the Group.

        Not Applicable

Item 9.    Notice of Dissolution of Group.

        Not Applicable

Item 10.    Certification.

        Not Applicable

Page 6 of 7 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2003 Date
/s/ GERHARD CLESS Signature
Gerhard Cless Name/Title
January 24, 2003 Date
/s/ RUTH I. CLESS Signature
Ruth I. Cless Name/Title

Page 7 of 7 pages

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